Exhibit 23.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Jefferies Group, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Leucadia National Corporation of our report dated February 26, 2010, with respect to the consolidated statements of financial condition of Jefferies Group, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of earnings, changes in stockholders’ equity, comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2009, which report refers to retrospective changes in the accounting for noncontrolling interests in subsidiaries and earnings per share and appears in the 2009 Annual Report on Form 10-K of Leucadia National Corporation, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York
September 13, 2010